SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___)(1)

                         Sterigenics International, Inc.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)


                                    85915R105
                                 (CUSIP Number)

     Mr. Pierre Mottet                             Ramon P. Marks, Esq.
     Ion Beam Applications S.A.                    Dorsey & Whitney LLP
     Chemin du Cyclotron, 3                        250 Park Avenue
     B-1348 Louvain-la-Neuve, Belgium              New York, New York  10177
     011-32-10-47-5855                             (212) 415-9200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (page 1 of 10 pages)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.85915R105                    13D                     Page 2 of 10 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               Ion Beam Applications S.A.
               Tax I.D. Number:   N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
               WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Belgium

        NUMBER OF                       7. SOLE VOTING POWER
         SHARES                                  751,300 shares
       BENEFICIALLY                     8. SHARED VOTING POWER
         OWNED BY                                0 shares
          EACH                          9. SOLE DISPOSITIVE POWER
        REPORTING                                751,300 shares
       PERSON WITH                     10. SHARED DISPOSITIVE POWER
                                                 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               751,300 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.39%

14.  TYPE OF REPORTING PERSON
               CO


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CUSIP No.85915R105                    13D                     Page 3 of 10 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               Belgabeam S.A.
               Tax I.D. Number: N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
               N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Belgium

        NUMBER OF                       7. SOLE VOTING POWER
         SHARES                                  0 shares
       BENEFICIALLY                     8. SHARED VOTING POWER
         OWNED BY                                0 shares
          EACH                          9. SOLE DISPOSITIVE POWER
        REPORTING                                0 shares
       PERSON WITH                     10. SHARED DISPOSITIVE POWER
                                                 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

14.  TYPE OF REPORTING PERSON
               CO

CUSIP No.85915R105                    13D                     Page 4 of 10 Pages


Item 1. Security and Issuer

     This statement relates to the common stock, par value $.001 ("Common Stock") of Sterigenics International, Inc. (hereinafter referred to as the "Issuer"), a Delaware corporation whose principal executive offices are at 4020 Clipper Court, Fremont, CA 94538.

Item 2. Identity and Background

     (a) - (c) and (f) This Statement on Schedule 13D is filed on behalf of Ion Beam Applications S.A. ("IBA") and Belgabeam S.A., the largest single shareholder of IBA, owning approximately 42.3% of IBA ("Belgabeam," and together with IBA, the "Reporting Persons" and each, a "Reporting Person"). More than 75% of the equity of Belgabeam is owned by employees of IBA. The following table sets forth the name, the State or other place or organization, the principal business, the address of such principal business and the address of the principal office of the Reporting Persons.

     Name:                              ION BEAM APPLICATIONS S.A.

     Place of organization:             Belgium

     Principal business:                A Belgian public company engaged
                                        primarily in the development and
                                        marketing of particle accelerators used
                                        in medical and industrial applications

     Address of principal business:     Chemin du Cyclotron, 3
                                        B-1348 Louvain-la-Neuve, Belgium

     Address of principal office:       Chemin du Cyclotron, 3
                                        B-1348 Louvain-la-Neuve, Belgium


     Name:                              BELGABEAM S.A.

     Place of organization:             Belgium

     Principal business:                Single largest shareholder of Ion Beam
                                        Applications S.A., a Belgian public
                                        company, engaged primarily in the
                                        development and marketing of particle
                                        accelerators used in medical and
                                        industrial applications

     Address of principal business:     Chemin du Cyclotron, 3
                                        B-1348 Louvain-la-Neuve, Belgium

CUSIP No.85915R105                    13D                     Page 5 of 10 Pages


     Address of principal office:       Chemin du Cyclotron, 3
                                        B-1348 Louvain-la-Neuve, Belgium

     The name, citizenship, business address and present principal occupation or employment of each executive officer and director of each of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit A.

     (d) - (e) During the five years prior to the date hereof, neither the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     All funds used for the acquisition of the shares of the Issuer were from the working capital of IBA. No sums were borrowed from any source to make these acquisitions.

Item 4. Purpose of the Transaction

     To date, IBA has acquired the shares of the Issuer for investment. IBA had considered possibly proceeding with an acquisition of control of, or merger with, the Issuer, but at the present time has decided not to do so. Depending on future market conditions, developments with respect to the Issuer's business, IBA's business and other factors, IBA may in the future decide to dispose of some or all of its shares of the Issuer, to acquire additional shares of the Issuer for investment purposes and/or to proceed with one or more of the transactions described in (a) through (j) below, or to hold the shares acquired to date, without undertaking any further transaction. No decision has been made in this regard. Once a decision has been made IBA will, if required, file an appropriate amendment to this Schedule 13D.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, IBA has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be

CUSIP No.85915R105                    13D                     Page 6 of 10 Pages


authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above. However, IBA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer or an extraordinary corporate transaction, such as a merger, reorganization or liquidation of a material amount of assets of the Issuer or its subsidiaries.

Item 5. Interest in Securities of the Issuer

     (a) and (b)  IBA beneficially owns, in the aggregate, 751,300 shares of
                  Common Stock or approximately 9.39% of the outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 10-Q for the period ended December 31, 1998. Of the 751,300 shares of Common Stock beneficially owned by IBA, IBA possesses the sole power to dispose of, direct the disposition of and vote 751,300 shares. Belgabeam's beneficial ownership is indirect through IBA.

     (c)  Transactions effected within the last 60 days by IBA :

     Date         No. of Shares       Price per Share       Where/How Effected
     ----         -------------       ---------------       ------------------
     3/9/99       330,000             $10.25                Open Market Purchase
     3/11/99      204,600             $10.212688            Open Market Purchase
     3/12/99      133,400             $11.1475              Open Market Purchase
     3/15/99        3,000             $11.3125              Open Market Purchase
     3/18/99       45,500             $11.4945              Open Market Purchase
     3/19/99       34,800             $11.50                Open Market Purchase

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There is no contract, arrangement, understanding or relationship among either of the Reporting Persons and to the best knowledge of the Reporting Persons, any executive officer or director of either of the Reporting Persons, and neither the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with any other person, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of the Reporting Persons and its respective executive officers and directors reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

CUSIP No.85915R105                    13D                     Page 7 of 10 Pages


Item 7. Material to be Filed as Exhibits.

     Exhibit A. Information Concerning Reporting Persons' Officers and
Directors.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 1999

                                        ION BEAM APPLICATIONS S.A.


                                        By:  /s/ Pierre Mottet
                                             --------------------------
                                             Pierre Mottet, its
                                             Chief Executive Officer


                                        BELGABEAM S.A.


                                        By:  /s/ Eric de Lamotte
                                             --------------------------
                                             Eric de Lamotte, its
                                             Director

CUSIP No.85915R105                    13D                     Page 8 of 10 Pages


                                  Exhibit Index

Exhibit A. Information Concerning Reporting Persons' Officers and Directors.

CUSIP No.85915R105                    13D                     Page 9 of 10 Pages


                                    EXHIBIT A
                           ION BEAM APPLICATIONS S.A.

         Name                            Title                        Principle Occupation             Citizenship
         ----                            -----                        --------------------             -----------
Yves Jongen                     President                        President of IBA                        Belgian
Pierre Mottet                   Chief Executive Officer          CEO of IBA                              Belgian
Eric de Lamotte                 Chief Financial Officer          CFO of IBA                              Belgian
Jean-Louis Bol                  Technical Manager                Technical Manager of IBA                Belgian
Ahmet Cokragan                  Vice President of Marketing &    V.P. of Marketing & Sales of IBA        Belgian
                                Sales

Philippe de Woot de Trixhe      Chairman of the Board            Professor emeritus of the Catholic      Belgian
                                                                 University at Louvain
Yves Jongen                     Director                         President of IBA                        Belgian
Ferdinand d'Oultremont          Director                         President of Sopartec S.A.              Belgian
Philippe Janssens de Varebeke   Director                         Member of Euroventures Benelux          Belgian

In accordance with Belgian law, the following companies are represented on the Board of Directors of IBA:

Tenet Healthcare Corporation,   Director                         Vice President in Charge of             U.S.
represented by Donald W.                                         Development of Proton Therapy of Tenet
Thayer
Belgabeam, represented by       Director                         CEO of IBA                              Belgian
Pierre Mottet
Institut National des           Director                         Chief Financial Officer of IRE          Belgian
Radioelements, represented by
Nicole Destexhe
Banque Bruxelles Lambert,       Director                         Managing Director of Brussels office    Belgian
represented by Jacques de                                        and Private Banking at Banque
Vaucleroy                                                        Bruxelles Lambert
Nivelinvest, represented by     Director                         CEO of Nivelinvest                      Belgian
Jean-Pierre Dubois


   All officers and directors have the same business address as the Reporting
        Person: Chemin du Cyclotron, 3, B-1348 Louvain-la-Neuve, Belgium.


                                                BELGABEAM S.A.

             Name                        Title                    Principal Occupation             Citizenship
             ----                        -----                    --------------------             -----------
         Yves Jongen             Chairman of the Board              President of IBA                 Belgian
        Pierre Mottet                  Director                        CEO of IBA                    Belgian
       Eric de Lamotte                 Director                 Chief Financial Officer              Belgian

CUSIP No.85915R105                    13D                    Page 10 of 10 Pages


        Jean-Louis Bol                 Director                    Technical Manager                 Belgian
        Ahmet Cokragan                 Director             V.P. of Marketing & Sales of IBA         Belgian

   All officers and directors have the same business address as the Reporting
       Person: Chemin du Cyclotron, 3, B-1348 Louvain-la-Neuve, Belgium.